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SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 001-11337

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Integrys Energy Group, Inc. Deferred Compensation Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Integrys Energy Group, Inc.
(A Wisconsin Corporation)
200 East Randolph Street
Chicago, IL 60601-6207

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INTEGRYS ENERGY GROUP, INC.
DEFERRED COMPENSATION PLAN

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2014 AND 2013

(Thousands)	2014	2013

ASSETS:
Receivable from Integrys Energy Group, Inc.	$107,770	$85,679

PLAN EQUITY	$107,770	$85,679

See notes to financial statements.

INTEGRYS ENERGY GROUP, INC. DEFERRED COMPENSATION PLAN

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY YEARS ENDED DECEMBER 31, 2014, 2013 and 2012

(Thousands)	2014	2013	2012

INCOME:
Employer contribution credits	$2,579	$1246	$863
Participant deferred compensation	3,288	6,497	3,450
Deemed interest and dividend credits	4,525	3,396	3,190
Deemed net unrealized appreciation of investments	19,488	5,873	224

Total additions	29,880	17,012	7,727

DEDUCTIONS:
Benefits paid to participants	7,378	4,736	6,449
Forfeitures	411	56	0

Total deductions	7,789	4,792	6,449

NET INCREASE IN PLAN EQUITY	22,091	12,220	1,278

PLAN EQUITY, BEGINNING OF YEAR	85,679	73,459	72,181

PLAN EQUITY, END OF YEAR	$107,770	$85,679	$73,459

See notes to financial statements.

INTEGRYS ENERGY GROUP, INC.
DEFERRED COMPENSATION PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(DOLLARS IN THOUSANDS)
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1. DESCRIPTION OF THE PLAN

General – Integrys Energy Group, Inc. (the “Company”) sponsors the Integrys Energy Group, Inc. Deferred Compensation Plan as amended and restated effective January 1, 2014 (the “Plan”). The Plan supersedes previous deferred compensation plans dating back to 1987. The following brief description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a non-qualified, deferred compensation plan. The Plan is an employee pension benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), although, as discussed in more detail below, the Plan is exempt from many of ERISA’s substantive requirements.

Administration – The Plan is administered by the Compensation Committee of the Company’s Board of Directors. The Committee administers and interprets the Plan and supervises preparation of the various forms and elections required pursuant to the Plan. Participant accounts are maintained by MullinTBG, a Prudential Company, a third party administrator.

Grantor Trusts – Wisconsin Public Service Corporation, a wholly owned subsidiary of the Company, established a revocable Grantor (“Rabbi”) Trust in July 1988. The Integrys Energy Group, Inc. Trust was most recently amended and restated in January 2014. The Integrys Energy Group, Inc. Deferred Compensation Trust was governed by and subject to the terms of a trust agreement entered into between the Company, as Grantor, and The Northern Trust Company, the Trustee through January 1, 2014. Effective January 2, 2014, The Bank of New York Mellon became the trustee.

Peoples Energy, LLC (“PE LLC”), a wholly owned subsidiary of the Company, established an irrevocable Grantor (“Rabbi”) Trust in September 1995. The PE LLC Trust was most recently amended and restated in January 2014. The PE LLC Trust is governed by and subject to the terms of a trust agreement entered into between the Company, as Grantor, and The Northern Trust Company, the Trustee, through January 1, 2014. Effective January 2, 2014, The Bank of New York Mellon became the trustee.

Although the Company maintains two Grantor Trusts and may use the Trusts at its discretion to accumulate certain assets to assist the Company in meeting its obligations under the Plan,

the Plan has no investments of its own. The sole asset of the Plan is a receivable from the Company in an amount equal to the value of all participant accounts. Obligations in excess of assets held by the Grantor Trusts are paid through the assets of the Company. See Note 4 for more information on the Integrys Rabbi Trust.

Participation – The Plan is open to a number of members of the Company’s Board of Directors and a select group of management and highly compensated employees of the Company, its subsidiaries, and affiliates. An employee may participate in the Plan only if designated for participation by the Compensation Committee of the Company’s Board of Directors. Once nominated, participation in the plan is entirely voluntary.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s deferrals, applicable employer contribution credits and deemed investment gains, and charged with benefit distributions and forfeitures, if applicable, and allocations of deemed investment losses. The deemed investment gains and losses are determined based upon the hypothetical investment options elected by the Plan participants.

Participant Deferrals – A participant can defer up to 80% of his or her base compensation, in increments of 1%. In addition, each participant can defer up to 80% of his or her annual incentive award, and up to 80% of any long-term incentive plan performance share awards and any restricted stock awards, in increments of 1%.

Employer Contribution Credits – If deferral of base compensation and/or annual incentive award under this Plan results in a reduced 401(k)/ESOP match under the Company sponsored qualified plans, participants will receive credit for the “lost” match in this plan.

The Compensation Committee of the Company’s Board of Directors specifically selects participants to receive a Defined Contribution SERP credit and designates the percentage of the participant’s base compensation and annual incentive award that is to be credited to the participant’s account. If the Committee does not affirmatively designate the applicable percentage, the applicable percentage shall be 12% until the Committee affirmatively designates a different percentage.

Eligible participants receive an Age and Service Points Contribution Credit. This credit to the account of eligible participants is the difference between the age/service contribution received in the 401(k) plan and the amount that would have been received excluding limitations because of Internal Revenue Code Section 401(a)(17) or 415. For purposes of this calculation, deferrals of base compensation and annual incentive awards are treated as if they had been paid in cash.

Eligible participants receive a Defined Credit Restoration Contribution. This credit to the account of eligible participants is 5% of eligible earnings that are over the IRS compensation limit for that year. For purposes of this calculation, deferrals of base compensation and annual incentive awards are treated as if they had been paid in cash.

Vesting and Forfeitures – Participants are immediately and fully vested in all contributions and earnings, except for the deferral of restricted stock awards, Defined Contribution SERP credit, and the Age and Service Points Contribution Credit. Restricted stock awards vest at 25% per year. The Defined Contribution SERP credit together with all related deemed investment gains or losses vests after completing five years of service. The Age and Service Points Contribution Credit together with all related deemed investment gains and losses vests after completing three years of service. Participants who terminate employment prior to becoming 100% vested in the deferred portion of their restricted stock award, Defined Contribution SERP credit, or Age and Service Points Contribution Credit forfeit the unvested portion. Vesting agreements vary by grant. During the year ended December 31, 2014, $411,624 was forfeited.

Distributions – Distribution of a participant’s account will commence within 60 days following the calendar year during which the six-month anniversary of the date on which the participant terminates employment or service from the Company occurs, unless the participant has selected a later commencement date. Distributions will be made in 1 to 15 annual installments, as elected by the participant. Participants who retired or terminated prior to 2001 receive their distributions according to the plan in existence when they separated from service. In order to comply with Internal Revenue Code Section 409A, all participants had to make a distribution election by December 31, 2008. If no distribution election was made, the default is a lump sum payment.

Investments – Investments represent hypothetical investments that are maintained for record keeping purposes only. Participants direct their cash deferrals into various investment fund equivalents offered by the Plan. The investment fund equivalents currently offered by the Plan to participants include Integrys common stock, mutual funds, and collective trust funds.
Prior to April 1, 2008, participants were able to defer into Reserve Account B while participating in the Integrys Energy Group, Inc. Deferred Compensation Plan. Reserve Account B provides for an interest equivalent credit of 70% of the Company's consolidated return on common equity or a minimum return established by the Plan. Prior to January 1, 1996, participants were able to defer into Reserve Account A. Reserve Account A provides for an interest equivalent credit of 100% of the Company's consolidated return on common equity.
As of December 31, 2014, 2013 and 2012, vested hypothetical investments in Integrys common stock were $59,613 thousand, $44,591 thousand, and $39,948 thousand, respectively. Of those amounts, $41,759 thousand, $30,533 thousand, and $29,328 thousand, respectively, are required to be distributed to participants in shares of Integrys common stock.
The following is a summary of the deemed net unrealized appreciation/(depreciation) of investments for the years ended December 31, 2014, 2013 and 2012:

(Thousands)	2014	2013	2012

Integrys common stock	$18,892	$1,458	$(1,609)
Mutual funds	596	4,415	1,833
Deemed net unrealized appreciation of investments	$19,488	$5,873	$224

Plan Termination – Although it has not expressed any intent to do so, the Company’s Board of Directors has the right to amend or terminate the Plan provided that no amendment or termination may reduce or eliminate any account balance accrued to the date of such amendment or termination.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, income, deductions, and changes in Plan equity. Actual results could differ from those estimates.

Receivable from the Company – As explained in Note 3, the Plan is unfunded with benefits paid solely out of the general assets of the Company. The Plan records a receivable from the Company equal to the sum of all participant account balances.

Administrative Expenses – Costs of establishing and administering the Plan are paid by the Company and not recorded within the financial statements of the Plan.

3. INCOME TAX STATUS

Because the Plan is unfunded with benefits paid solely out of the general assets of the Company, no provision for federal income taxes has been made in the accompanying financial statements. The Plan is not required to maintain its assets in a trust. The Plan is an unfunded employee pension benefit plan which is maintained by the Company for the purpose of providing deferred compensation for a number of members of the Company’s Board of Directors and a select group of management or highly compensated employees; and the Plan is, therefore, exempt from Parts 2, 3 and 4 of Subtitle B of Title I of ERISA, which pertain to participation, vesting, funding and fiduciary responsibilities. Pursuant to regulations issued by the Secretary of Labor in 29 CFR 2520.104-23, the Plan is exempt from the reporting and disclosure provisions of Part 1 of Subtitle B of Title I of ERISA, except for the requirement to file a brief “registration statement” with the Department of Labor (which has been done) and except for the requirement to provide Plan documents to the Secretary of Labor upon request.

Title IV of ERISA, relating to plan termination insurance, does not apply to the Plan. The Plan is a nonqualified plan for federal income tax purposes and is not subject to the qualification requirements of Section 401 of the Internal Revenue Code of 1986, as amended.

4. PROPOSED MERGER WITH WISCONSIN ENERGY CORPORATION

In June, 2014, Integrys entered into an Agreement and Plan of Merger (Agreement) with Wisconsin Energy Corporation.  Upon completion of the transaction, anticipated in the summer of 2015, the combined entity will be named WEC Energy Group, Inc.
The Agreement triggered the potential change in control provisions in the Integrys Energy Group, Inc. Deferred Compensation Rabbi Trust (“Integrys Rabbi Trust”). These provisions required the full funding of the present value of each participant’s total benefit under the Plan and certain nonqualified pension plans. As a result, $132.2 million, consisting of cash and exchange-traded funds was moved to the Integrys Rabbi Trust during 2014.
Upon the close of the transaction, each stock unit credited to the account of any participant in the Plan that is payable in shares of Company Common Stock and outstanding immediately prior to the merger, whether vested or unvested, shall be deemed to be fully vested. The stock units will be cancelled, with the participant becoming entitled to receive an amount in cash, payable in accordance with the terms of the Plan, equal to the product of (A) 1.128 multiplied by the average price of Wisconsin Energy Corporation common stock (calculated per the terms of the Agreement) plus $18.58 multiplied by (B) the number of stock units outstanding immediately prior to the merger (including any previously credited dividends).
Other effects this merger will have on the Plan have not been determined.
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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Integrys Energy Group, Inc. Deferred Compensation Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of Chicago and the State of Illinois this 11th day of June, 2015.

INTEGRYS ENERGY GROUP, INC.
DEFERRED COMPENSATION PLAN

/s/ James F. Schott
James F. Schott
Executive Vice President and Chief Financial Officer on behalf of Integrys Energy Group, Inc. which administers the
Integrys Energy Group, Inc. Deferred Compensation Plan

EXHIBIT INDEX

INTEGRYS ENERGY GROUP, INC.
DEFERRED COMPENSATION PLAN

FORM 11-K

Exhibit No.

None.